T. ROWE PRICE GROUP REPORTS THIRD QUARTER 2011 RESULTS

BALTIMORE (October 25, 2011) – T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its third quarter 2011 results, including net revenues of $679.4 million, net income of $185.5 million, and diluted earnings per common share of $.71, an increase of 11% from the $.64 per share earned in the comparable 2010 quarter. Net revenues were $586.1 million in the third quarter of 2010, and net income was $169.1 million.

Investment advisory revenues increased 15%, or $75.5 million, from the third quarter of 2010, on higher average assets under management compared to the 2010 third quarter. Volatility in global financial markets in the third quarter of 2011, resulting from investor concerns over geopolitical and economic uncertainties, led to a reduction in assets under management from $520.9 billion at June 30, 2011 to $453.5 billion at September 30, 2011. The $67.4 billion decline included market depreciation, net of income, of $64.8 billion, and net cash outflows of $2.6 billion. Assets under management at September 30, 2011 include $266.6 billion in the T. Rowe Price mutual funds distributed in the United States and $186.9 billion in other managed investment portfolios.

Results for the first nine months of 2011 include net revenues of nearly $2.1 billion, net income of $584.8 million, and diluted earnings per common share of $2.20, an increase of 21.5% from the $1.81 per share earned in the first nine months of 2010. Assets under management decreased $28.5 billion from $482.0 billion at the end of 2010 as net cash inflows of $13.0 billion were more than offset by market depreciation and income not reinvested, of $41.5 billion.

Financial and Other Highlights

Relative to the 2010 third quarter, investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the U.S. increased nearly 16%, or $53.6 million, to $397.8 million. Average mutual fund assets under management in the third quarter of 2011 were $288.3 billion, an increase of 17% from the average for the comparable 2010 quarter. Mutual fund assets at September 30, 2011 were $266.6 billion, a decrease of $39 billion from the end of June 2011, and down $21.7 billion from the average mutual fund asset balances in the third quarter of 2011. The firm voluntarily waived money market fund fees of $10.7 million in the third quarter of 2011 in order to maintain a positive yield for fund investors, compared to fee waivers of $5.2 million in the comparable 2010 quarter. During the 2011 year-to-date period, the firm has waived $26.0 million in such fees, an increase of $7.6 million from the similar 2010 period.

Net outflows from the sponsored mutual funds were $200 million during the third quarter of 2011. Net inflows of $1.2 billion added to the stock and blended asset funds and $.6 billion added to the money market funds were more than offset by the $2.0 billion in net outflows from the bond funds. These specific asset class flows were primarily a result of rebalancing activities within the firm’s target-date retirement funds. Lower market valuations, net of income, reduced mutual fund assets under management by $38.8 billion during the third quarter of 2011.

From a performance standpoint, 80% of the T. Rowe Price funds across their share classes outperformed their comparable Lipper averages on a total return basis for the three-year period ended September 30, 2011, 84% outperformed for the five-year period, 79% outperformed for the 10-year period, and 53% outperformed for the one-year period. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for nearly 65% of the firm’s rated funds’ assets under management.

Investment advisory revenues earned on the other investment portfolios that the firm manages increased $21.9 million, or 14%, from the third quarter of 2010, to $180.2 million. Average assets in these portfolios were $202.2 billion during the third quarter of 2011, an increase of $32.0 billion, or 19%, from the 2010 quarter. Ending assets at September 30, 2011 were $186.9 billion, a decrease of $28.4 billion from the end of June 2011. Net outflows for the third quarter of 2011 of $2.4 billion resulted primarily from certain third-party intermediaries and institutional investors reducing risk in their portfolios in the wake of the volatile market environment experienced during the third quarter of 2011. Market depreciation, net of income, reduced assets under management in these portfolios by $26.0 billion. Investors domiciled outside the United States accounted for more than 11% of the firm’s assets under management at September 30, 2011.

The target-date retirement investment portfolios continue to be a steady source of assets under management. During the third quarter of 2011, net inflows of $1.4 billion originated in these portfolios. Assets in the target-date retirement portfolios were $60.4 billion at September 30, 2011, accounting for 13% of the firm’s assets under management and 21% of its mutual fund assets.

Operating expenses were $384.2 million in the third quarter of 2011, up $60.0 million from the 2010 quarter. Compensation and related costs increased $37.4 million, or 17.5%, from the comparable 2010 quarter, due primarily to an increase in the accrual for the firm’s annual variable compensation program, salaries, employee benefits, temporary staffing and non-cash stock based compensation. At September 30, 2011, the firm employed 5,249 associates, up 3.9% from the 5,052 associates employed at the end of 2010.

Advertising and promotion expenditures were relatively flat compared to the third quarter of 2010. Spending on advertising and promotion in the fourth quarter of 2011 is expected to be comparable to the fourth quarter of 2010. The firm varies its level of spending based on market conditions and investor demand as well as its efforts to expand its investor base in the United States and abroad.

Other operating expenses were up $18.7 million, or 40%, from the third quarter of 2010. This change includes an increase of $9.7 million in distribution expenses recognized on fees paid to financial intermediaries for sourcing assets into the Advisor and R classes of the T. Rowe Price funds, and is entirely offset by the increase in administrative revenues from 12b-1 fees. This increase in distribution expenses includes $2.2 million based on greater average fund assets under management and $7.5 million incurred on R class shares in the third quarter of 2011 for which the comparable 2010 quarterly expenses were netted against related 12b-1 revenues. The distribution expenses incurred in the year-to-date 2011 period on R class shares are $15.1 million. The balance of the change is from rising consulting and professional fees, travel expenses and other costs incurred to meet increased business demands.

The provision for income taxes as a percentage of pretax income for the third quarter of 2011 is 37.4%, as a lower statutory tax rate in the U.K. as well as a reduction in the firm’s effective U.S.

state tax rate have together decreased its estimated rate for the full-year 2011 to 38.0% from our previous estimate of 38.2%.

T. Rowe Price remains debt-free with ample liquidity, including cash and mutual fund investment holdings of more than $1.7 billion. Based on current strategic projects and plans, the company’s capital expenditures for all of 2011 are estimated to be about $93 million. In the first nine months of 2011, the firm has expended $470 million to repurchase nearly 8.5 million shares of its common stock. These cash expenditures are being funded from available liquid resources.

Management Commentary

James A.C. Kennedy, the company’s chief executive officer and president, commented: “While we are pleased that a broad range of our portfolios continues to deliver very attractive long-term returns, volatile markets and lower valuations have made this a tough environment for our clients and the firm in the short term. Bond returns were mixed during the quarter and global stock markets fell sharply. Slower economic growth, the intensifying European sovereign debt crisis and the overall lack of effective decision making by political leaders in both the U.S. and Europe have heightened volatility and dampened investor confidence.

“The resulting market depreciation, combined with modest outflows during the quarter – our first since the fourth quarter of 2008 – led to a reduction in assets under management and quarterly net income and earnings compared with the prior three quarters. Quarterly advisory revenues declined a bit from the record levels of the second quarter, and we expect those results to continue to moderate since they are calculated based on average assets under management. In this environment we remain vigilant about our expense management, both for the remainder of this year and as we plan for 2012.

“Although most world markets have rebounded at the beginning of the fourth quarter, volatility and a number of policy and political issues continue to cloud the outlook. The acute need for real resolutions to the sovereign debt woes of Europe, and to the unsustainable U.S. budget outlook, continues to weigh on consumer and business confidence. Without real progress, economic growth in the developed economies will likely remain subdued and unemployment high.

Economic growth in the emerging economies has slowed, but the long-term positive case for emerging market growth continues.”

In closing, Mr. Kennedy said: “In the current environment, as always, we are focused on maintaining the disciplined investment philosophy and long-term perspective that in the past have helped us weather volatile market conditions and deliver for our clients. As we head toward next year’s 75th anniversary of our founding, our overall strategy for success will continue to build on our client-focused heritage, healthy balance sheet, diversified investment and distribution capabilities, and ability to attract and retain talented and dedicated associates. While markets are a key driver of our short-term financial results, the long-term outlook for the company remains strong.”

Other Matters

The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2011 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm’s unaudited financial results at September 30, 2011.

Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm’s 2010 Form 10-K report.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per-share amounts)

	Three months ended		Nine months ended
	9/30/2010	9/30/2011	9/30/2010	9/30/2011
Revenues
Investment advisory fees	$502.5	$578.0	$1,466.3	$1,778.5
Administrative fees	82.9	100.8	251.2	295.3
Investment income of savings bank subsidiary	1.6	1.4	4.9	4.1

Total revenues	587.0	680.2	1,722.4	2,077.9
Interest expense on savings bank deposits	0.9	0.8	2.7	2.4

Net revenues	586.1	679.4	1,719.7	2,075.5

Operating expenses
Compensation and related costs	214.2	251.6	637.0	743.3
Advertising and promotion	18.6	19.0	62.2	65.0
Depreciation and amortization of property and equipment	15.9	18.5	46.8	53.0
Occupancy and facility costs	28.3	29.2	79.8	85.8
Other operating expenses	47.2	65.9	140.2	195.1

Total operating expenses	324.2	384.2	966.0	1,142.2

Net operating income	261.9	295.2	753.7	933.3
Non-operating investment income	8.9	1.3	18.1	10.8

Income before income taxes	270.8	296.5	771.8	944.1
Provision for income taxes	101.7	111.0	291.2	359.3

Net income	$169.1	$185.5	$480.6	$584.8

Net income allocated to common stockholders
Net income	$169.1	$185.5	$480.6	$584.8
Less: net income allocated to outstanding restricted stock and stock unit holders	(0.7)	(0.9)	(2.0)	(2.6)

Net income allocated to common stockholders	$168.4	$184.6	$478.6	$582.2

Earnings per share on common stock
Basic	$.66	$.73	$1.86	$2.27

Diluted	$.64	$.71	$1.81	$2.20

Dividends declared per share	$.27	$.31	$.81	$.93

Weighted average common shares
Outstanding	255.5	253.7	257.3	256.7

Outstanding assuming dilution	261.8	260.0	264.6	265.0

	Three months ended		Nine months ended
	9/30/2010	9/30/2011	9/30/2010	9/30/2011
Investment Advisory Revenues (in millions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$271.3	$321.5	$809.2	$989.7
Bond and money market	72.9	76.3	203.2	226.7

	344.2	397.8	1,012.4	1,216.4

Other portfolios
Stock and blended asset	127.8	145.7	369.5	461.3
Bond, money market and stable value	30.5	34.5	84.4	100.8

	158.3	180.2	453.9	562.1

Total	$502.5	$578.0	$1,466.3	$1,778.5

Average Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$178.5	$212.4	$178.9	$220.4
Bond and money market	67.4	75.9	64.7	73.9

	245.9	288.3	243.6	294.3

Other portfolios
Stock and blended asset	123.4	145.0	121.1	152.5
Bond, money market and stable value	46.8	57.2	44.2	54.5

	170.2	202.2	165.3	207.0

Total	$416.1	$490.5	$408.9	$501.3

			12/31/2010	9/30/2011
Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset			$212.4	$192.2
Bond and money market			70.2	74.4

			282.6	266.6

Other portfolios
Stock and blended asset			148.2	130.7
Bond, money market and stable value			51.2	56.2

			199.4	186.9

Total			$482.0	$453.5

Stock and blended asset portfolios			$360.6	$322.9
Fixed income portfolios			121.4	130.6

Total			$482.0	$453.5

			Nine months ended
			9/30/2010	9/30/2011
Condensed Consolidated Cash Flows Information (in millions)
Cash provided by operating activities, including $73.8 of stock-based compensation in 2011			$711.5	$940.5
Cash used in investing activities, including ($49.5) for additions to property and equipment in 2011			(265.1)	(131.9)
Cash used in financing activities, including common stock repurchases of ($461.6) and dividends paid of ($239.3) in 2011			(379.3)	(620.3)

Net change in cash during the period			$67.1	$188.3

			12/31/2010	9/30/2011
Condensed Consolidated Balance Sheet Information (in millions)
Cash and cash equivalents			$813.1	$1,001.4
Accounts receivable			307.9	295.8
Investments in sponsored mutual funds			747.9	738.6
Property and equipment			560.3	555.1
Goodwill			665.7	665.7
Debt securities held by savings bank subsidiary, other investments and other assets			547.1	583.0

Total assets			3,642.0	3,839.6
Total liabilities			345.5	570.0

Stockholders’ equity, 252.8 common shares outstanding in 2011, including net unrealized holding gains of $91.9 in 2011			$3,296.5	$3,269.6